A N T H E A   T A T U M

EDUCATION

1996-2000   University of Southern California   Los Angeles, CA

Bachelor of Arts/Public Administration

Emphasis in Management

WORK EXPERIENCE

2021-present Azure Construction and Azure Printed Homes Culver City, CA

CFO

- Manage and Oversee all Accounts Payables and Receivables
- Process Payroll, Prepare Bank Reconciliations and Monthly Financials, Year End Tax Return Preparation with CPA
- Work with the auditors on reviews and audits
- Workers Comp and General Liability Auditor

2006-current AD Bookkeeping Inc Los Angeles, CA

Freelance Bookkeeper and Auditor- various industries

- Manage and Oversee all Accounts Payables and Receivables
- Process Payroll, Prepare Bank Reconciliations and Monthly Financials, Year End Tax Return Preparation with CPA
- Analyze and Maintain all sales and customer transactions
- Workers Comp and General Liability Auditor

2001–2006 Urth Caffe Corp Culver City, CA

Accounting Manager

- Supervise Accounts Payable, Receivables, and General Ledger
- Month End Closing for 6 companies
- Prepare and Analyze Monthly Bank Reconciliation's, Journal Entries, Financial Reports, Cash Flow Projections and Budgets
- Human Resource duties: Payroll, Scheduling, Hiring, Benefits
- Analyze and Maintain daily cash sales

2000-2001 Hass Entertainment Culver City, CA

Accounting Supervisor

- Supervised Accounts Payables, Receivables, and General Ledger
- In charge of Payroll and Time clock; Prepared all tax documents
- Assisted Human Resource Manager in duties such as hiring, benefits and training

1999-2000 L.A Department of Water and Power Los Angeles, CA

Administrative Assistant Internship

- Updated and maintained vendor database

SKILLS

QuickBooks-PC and Mac, ACCPAC, Southware Accounting, ADP PC Payroll, Paychex, MS Word, Excel, PowerPoint, Internet, Outlook.